QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1        Date

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated interim financial statements of Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) for the three months ended October 31, 2009 and the audited consolidated financial statements for the year ended July 31, 2009 which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of December 11, 2009. All dollar amounts herein are expressed in United States dollars unless stated otherwise.

1.2        Overview

Quartz Mountain Resources Ltd. is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Services Inc. (“HDSI”), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company’s objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project’s ultimate size potential. The project’s location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company trades in Canada on the NEX Exchange. The Company’s trading symbol is QZM.H. In the United States, the Company’s shares trade on the Over The Counter Bulletin Board under the symbol QZMRF.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

Not required in interim MD&A.

1.4        Summary of Quarterly Results

Expressed in United States dollars. Minor differences are due to rounding.

	Oct 31	Jul 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30	Jan 31
	2009	2009	2009	2009	2008	2008	2008	2008

Current assets	$392,760	$423,726	$446,127	$453,306	$504,270	$612,510	$650,216	$684,201
Mineral property
interests	1	1	1	1	1	1	1	1
Total assets	392,761	423,727	446,128	453,307	504,271	612,511	650,217	684,202

Current liabilities	75,280	55,838	58,365	16,314	23,768	20,519	10,515	16,801
Shareholders' equity	317,481	367,889	387,763	436,993	480,503	591,992	639,702	667,401
Total liabilities and
shareholders' equity	392,761	423,727	446,128	453,307	504,271	612,511	650,217	684,202

Working capital	317,480	367,888	387,762	436,992	480,502	591,991	639,701	667,400

Expenses
Foreign exchange	2,133	(21,735)	(9,762)	7,648	79,116	8,870	2,834	37,250
Interest income	(373)	(51)	(426)	(1,886)	(2,088)	(3,964)	(3,909)	(7,609)
Legal, accounting
and audit	5,836	5,237	5,875	13,131	278	20,120	3,905	10,264
Mineral property
investigations	1,096	2,389	5,204	–	–	–	–	–
Office and
administration	38,412	29,452	36,026	19,782	28,327	18,083	18,667	32,474
Regulatory, trust and
filing	3,304	4,582	12,313	4,835	5,856	4,601	6,202	19,140
Loss for the period	$50,408	$19,874	$49,230	$43,510	$111,489	$47,710	$27,699	$91,519

Basic and diluted
loss per share	$0.00	$0.00	$0.00	$0.00	$0.01	$0.00	$0.00	$0.01

Weighted average
number of common
shares outstanding
(thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

Loss for the three months ended October 31, 2009 was $50,408. This compares with a loss of $111,489 for the same period in fiscal 2009. The Company conducted no material exploration or property investigation activity during the three months ended October 31, 2009.

The Company recorded a foreign exchange loss of $2,133 for the three months ended October 31, 2009 compared with a loss of $79,116 in the same period of 2008. This foreign exchange loss resulted primarily from the Company’s holdings of Canadian dollar cash and equivalents. The Canadian dollar declined by approximately $0.01 against the United States dollar over the three months ended October 31, 2009. During the same period of the prior year, the Canadian dollar declined against the United States dollar by approximately $0.18.

Interest income for the three months ended October 31, 2009 was $373, compared with $2,088 in the same period of fiscal 2009, due mainly to significantly lower interest rates.

Office and administration expenses increased to $38,412 in the three months ended October 31, 2009 from $28,327 in the same period of the prior year, mainly as a result of conference fees and travel expenses.

1.6        Liquidity

At October 31, 2009, the Company had positive working capital of approximately $317,480 (July 31, 2009 – $367,888) which is sufficient to fund expected administrative costs and mineral property investigations for the next twelve months. The decrease in working capital since July 31, 2009 is mainly due to the use of funds to cover general corporate costs.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7        Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

Additional working capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time necessary to complete a major mineral property acquisition, but does have sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

The mining industry is capital intensive and there can be no certainty that the Company’s existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company’s cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company had no commitments for capital expenditures as at October 31, 2009.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8       Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

Refer to note 4 of the accompanying unaudited financial statements.

1.10      Fourth Quarter

Not applicable.

1.11      Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

1.12      Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13      Accounting Policies

1.13A   Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in note 3 of the interim financial statements for the period ended October 31, 2009.

1.13B   International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

In 2009, we began an assessment regarding the impacts of the adoption of IFRS. Training and the retaining of additional resources are underway to ensure the timely conversion to IFRS. We believe the skills and resources exist within the Company to manage the transition to IFRS, with some limited external assistance. We have begun to assess the impacts of the adoption of IFRS on the Company's financial statements and are developing and executing an IFRS changeover and implementation plan.

Based on our preliminary assessments, including the analysis of accounting policy choices available to us under IFRS and considering the current operations of the Company, we expect the conversion to IFRS to impact accounting, financial reporting, and internal controls over financial reporting, income and other taxes, IT systems and related processes. We expect to utilize some of the exemptions allowed under IFRS 1. We anticipate a significant increase in disclosure resulting from the adoption of IFRS as well as certain presentation differences. We will be conducting further work to assess the selections of IFRS policies, first-time adoption elections under IFRS 1 and the potential impact on IT and on the business activities of the Company. Due to the Company's state of readiness, and the current relative simplicity of the Company's financial statements, we are considering adopting IFRS earlier than January 1, 2011.

1.14      Financial Instruments and Other Instruments

The required disclosure is provided in note 6 of the accompanying interim financial statements for the period ended October 31, 2009.

1.15      Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1   Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the consolidated statements of operations.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

QUARTZ MOUNTAIN RESOURCES LTD.
THREE MONTHS ENDED OCTOBER 31, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as at December 11, 2009, which is the date of this MD&A.

Number
Common shares	13,399,426

1.15.3   Internal Control Over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.